Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

ANNUAL REPORT December 31, 2003



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus Premier
New Jersey Municipal
Bond Fund, Inc.

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier New Jersey Municipal Bond Fund, Inc. covers the 12-month period from January 1, 2003, through December 31, 2003. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The municipal bond market ended 2003 exhibiting much of the same strong performance and underpinnings with which it began the year. In fact, despite stubborn fiscal pressures affecting many states and municipalities, 2003 marked the fourth consecutive calendar year of generally positive total returns from municipal bonds.

While recent market developments suggest to us that interest rates are more likely to rise in 2004 than to drop further, we continue to believe that municipal bonds deserve a prominent place in tax-conscious investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 15, 2004



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier New Jersey Municipal Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended December 31, 2003, the fund's Class A shares achieved a total return of 4.90%. Between their inception on January 7, 2003 and the end of the fund's reporting period on December 31, 2003, the fund achieved total returns of 5.07% for Class B shares and 4.88% for Class C shares.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.31% for the reporting period.[2] In addition, the fund is reported in the Lipper New Jersey Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the Lipper category was 4.65%.[3]

Despite market weakness in the summer caused by concerns regarding the potential impact of stronger economic growth, the fund finished 2003 with positive total returns. The fund produced lower returns than its benchmark, mainly because the Index contains bonds from many states, not just New Jersey, and does not reflect fees and expenses. However, the fund outperformed its Lipper category average, primarily due to our emphasis on what we considered to be relatively defensive securities in times of heightened market volatility.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey income taxes as is consistent with the preservation of capital.

To pursue this goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and New Jersey personal income taxes. The fund invests at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

2003 was a year of two disparate halves. Municipal bonds rallied during the first six months of the year as short-term interest rates declined to a 45-year low. The second half began with one of the most severe six-week declines in the municipal bond market's history, when many investors reacted negatively to stronger than expected economic data. While the market remained volatile, municipal bonds regained much of their lost value by year-end.

In this environment, we maintained what we considered to be a relatively defensive investment posture, including a gradual reduction of the fund's average duration to a range that was more in line with its Lipper category average. In addition, we upgraded the fund's credit quality by reducing its holdings of corporate-backed bonds. This strategy helped buoy the fund's performance early in the reporting period, when an adverse legal ruling against Altria Group hurt bonds backed by New Jersey's settlement of litigation with the nation's tobacco companies. Because we sold these tobacco bonds before the ruling was made, the fund was able to avoid the effect of the resulting setback.

In addition, we maintained the fund's light exposure to the state's unenhanced debt, preferring instead to invest in bonds that carry insurance and securities backed by revenues from essential service revenue facilities.[4] Sticking to this more defensive posture was partly a response to New Jersey's fiscal challenges. Because tax receipts did not meet budgeted projections in the weak economy, the state legislature cut spending and raised certain taxes to balance its budget for the 2004 fiscal year. In addition, the state tapped a number of "one-shot" revenue sources, such as federal aid and money from the securitization of the tobacco settlement. By the end of the reporting period, the state faced a budget shortfall estimated at approximately $4 billion for the 2005 fiscal year, which will be closely scrutinized by the major credit-rating agencies.

What is the fund's current strategy?

Although we recently have seen signs that a stronger economy may soon lead to higher tax revenues, we nonetheless believe that New Jersey faces difficult decisions during the next round of budget negotiations. Accordingly, we have maintained an investment posture in an effort to position the fund for a potentially volatile market if the strong economy, weak dollar and low-inflation environment persist.

January 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds comprising the average.*

[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier New Jersey Municipal Bond Fund, Inc. Class A shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

Effective January 7, 2003, Dreyfus New Jersey Municipal Bond Fund Inc. was renamed Dreyfus Premier New Jersey Municipal Bond Fund, Inc. Existing shares were redesignated as Class A shares and the fund began offering Class B and Class C shares. Each class is subject to an initial sales charge or a contingent deferred sales charge.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier New Jersey Municipal Bond Fund, Inc. on 12/31/93 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B and Class C shares will vary from the performance of Class A shares shown above due to differences in charges and expenses.

The fund invests primarily in New Jersey municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all applicable fees and expenses. The Index is not limited to investments in New Jersey municipal obligations and does not take into account charges, fees and other expenses. The Index is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	0.21%	3.92%	4.58%
without sales charge	4.90%	4.88%	5.06%

Actual Aggregate Total Returns *as of 12/31/03*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class B shares					
with applicable redemption charge †	1/7/03	–	–	–	1.07%
without redemption	1/7/03	–	–	–	5.07%
Class C shares					
with applicable redemption charge ††	1/7/03	–	–	–	3.88%
without redemption	1/7/03	–	–	–	4.88%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

STATEMENT OF INVESTMENTS

December 31, 2003

Long-Term Municipal Investments—92.9%	Principal Amount ($)	Value ($)
New Jersey—85.6%		
Atlantic County Utilities Authority,		
Solid Waste System Revenue:		
7%, 3/1/2008	5,385,000	5,301,586
7.125%, 3/1/2016	13,250,000	12,977,713
Bayshore Regional Sewer Authority, Sewer Revenue		
5.50%, 4/1/2012 (Insured; MBIA)		
(Prerefunded 4/1/2006)	2,000,000 [a]	2,210,960
Bordentown Sewer Authority, Revenue		
5.375%, 12/1/2020 (Insured; FGIC)	3,880,000	4,264,586
Burlington County Bridge Commission, Lease Revenue		
County Guaranteed (Government Leasing Project)		
5.25%, 8/15/2021	1,000,000	1,075,620
Carteret Board of Education, COP		
6%, 1/15/2024 (Insured, MBIA)	440,000	503,540
City of Camden		
Zero Coupon, 2/15/2012 (Insured; FSA)	4,585,000	3,382,584
Delaware River and Bay Authority, Revenue:		
5%, 1/1/2027 (Insured; MBIA)	3,220,000	3,334,471
5.75%, 1/1/2029 (Insured; AMBAC)	5,000,000	5,575,700
East Orange:		
Zero Coupon, 8/1/2010 (Insured; FSA)	4,240,000	3,413,030
Zero Coupon, 8/1/2011 (Insured; FSA)	2,500,000	1,909,775
East Orange Board of Education, COP, LR:		
Zero Coupon, 2/1/2021 (Insured; FSA)	1,060,000	466,315
Zero Coupon, 2/1/2026 (Insured; FSA)	1,845,000	611,341
Zero Coupon, 2/1/2028 (Insured; FSA)	2,845,000	850,740
Essex County Improvement Authority, Revenue:		
Lease (County Correctional Facility Project)		
6%, 10/1/2025 (Insured; FGIC)	10,000,000	11,473,300
Project Consolidation		
5.25%, 12/15/2014 (Insured; FSA)	11,000,000	12,492,370
Gloucester Township Municipal Utilities Authority, Sewer		
Revenue 5.65%, 3/1/2018 (Insured; AMBAC)	2,530,000	2,967,462
Hudson County, COP (Correctional Facilities)		
5%, 12/1/2021 (Insured; MBIA)	8,460,000	9,020,983
Hudson County Improvement Authority		
MFHR (Conduit Financing—Observer Park Project)		
6.90%, 6/1/2022 (Insured; FNMA)	4,190,000	4,220,503
Jersey City:		
Zero Coupon, 5/15/2010 (Insured; FSA)	4,745,000	3,851,232
6%, 10/1/2008 (Insured; AMBAC)	2,490,000	2,891,861

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Mercer County Improvement Authority, Revenue		
(County Courthouse Project) 5.75%, 11/1/2017	500,000	563,240
Middlesex County Improvement Authority, Revenue:		
Lease (Perth Amboy Municipal Complex Project):		
5.375%, 3/15/2020 (Insured; FGIC)	1,645,000	1,814,320
5.375%, 3/15/2021 (Insured; FGIC)	1,730,000	1,899,696
Utility System (Perth Amboy Project):		
Zero Coupon 9/1/2020 (Insured; AMBAC)	5,000,000	2,277,200
Zero Coupon 9/1/2022 (Insured; AMBAC)	5,000,000	2,038,400
State of New Jersey:		
6%, 7/15/2010 (Insured; MBIA)	7,400,000	8,782,024
6%, 5/1/2016 (Prerefunded 5/1/2010)	3,695,000 [a]	4,376,469
New Jersey Building Authority,		
State Building Revenue:		
5.25%, 12/15/2020 (Insured; FSA)	2,000,000	2,299,720
5%, 12/15/2021 (Insured; FSA)	1,000,000	1,130,620
New Jersey Economic Development Authority, Revenue:		
(Department of Human Services):		
6.10%, 7/1/2017	4,255,000	4,821,255
6.25%, 7/1/2024	1,340,000	1,502,663
District Heating and Cooling		
(Trigen−Trenton District Energy Co. L.P. Project):		
6.10%, 12/1/2004	715,000	718,525
6.20%, 12/1/2007	2,725,000	2,734,701
Economic Development		
(Masonic Charity Foundation of New Jersey):		
5.875%, 6/1/2018	2,750,000	3,100,982
5.50%, 6/1/2021	1,920,000	2,082,067
6%, 6/1/2025	1,000,000	1,112,400
5.25%, 6/1/2032	1,100,000	1,154,626
First Mortgage (The Evergreens):		
6%, 10/1/2017	650,000	657,572
6%, 10/1/2022	700,000	700,021
Health, Hospital and Nursing Home		
(Hillcrest Health Service):		
Zero Coupon, 1/1/2012 (Insured; AMBAC)	1,000,000	738,520
Zero Coupon, 1/1/2013 (Insured; AMBAC)	1,000,000	700,470
Zero Coupon, 1/1/2015 (Insured; AMBAC)	3,250,000	2,040,837
Zero Coupon, 1/1/2017 (Insured; AMBAC)	5,000,000	2,794,750
Zero Coupon, 1/1/2018 (Insured; AMBAC)	2,500,000	1,316,250
Zero Coupon, 1/1/2020 (Insured; AMBAC)	6,500,000	3,040,700
Zero Coupon, 1/1/2022 (Insured; AMBAC)	6,000,000	2,512,500

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority,		
Revenue (continued):		
Local or Guaranteed Housing,		
First Mortgage (Fellowship Village):		
5.50%, 1/1/2018	2,950,000	2,968,703
5.50%, 1/1/2025	3,000,000	2,911,020
(Morris Hall / Saint Lawrence Inc. Project)		
5.50%, 4/1/2027 (LOC; Corestates Bank)	3,000,000	3,314,310
(School Facilities Construction)		
9.21%, 6/15/2018 (Insured; AMBAC)	5,000,000 [b,c]	5,915,300
State Lease (State Office Buildings Project):		
6%, 6/15/2014 (Insured; AMBAC)	2,425,000	2,837,104
6.125%, 6/15/2018 (Insured; AMBAC)	7,535,000	8,781,967
Waste Paper Recycling (Marcal Paper Mills Inc. Project):		
6.25%, 2/1/2009	6,605,000	6,475,476
8.50%, 2/1/2010	4,595,000	3,893,987
New Jersey Educational Facilities Authority, Revenue:		
(Fairleigh Dickinson University)		
5.25%, 7/1/2032 (Insured; ACA)	3,000,000	3,070,980
(Public Library Project)		
5%, 9/1/2022 (Insured; AMBAC)	5,500,000	5,757,510
(Rowan University):		
5.25%, 7/1/2015 (Insured; FGIC)	2,130,000	2,404,259
5.75%, 7/1/2030 (Insured; FGIC)	15,405,000	17,257,297
New Jersey Environmental Infrastructure Trust		
5.25%, 9/1/2018	4,070,000	4,478,221
New Jersey Health Care Facilities Financing Authority,		
Health, Hospital and Nursing Home Revenue:		
(Atlantic City Medical Center):		
6%, 7/1/2012	3,000,000	3,414,840
6.25%, 7/1/2017	5,000,000	5,584,350
(Capital Health System Obligated Group):		
5.75%, 7/1/2023	3,000,000	3,112,230
5%, 7/1/2026	1,335,000	1,276,807
(General Hospital Center at Passaic)		
6.75%, 7/1/2019 (Insured; FSA)	550,000	704,071
(Raritan Bay Medical Center) 7.25%, 7/1/2014	3,610,000	3,710,936
(Saint Barnabas Health)		
Zero Coupon, 7/1/2023 (Insured; MBIA)	6,000,000	2,314,560
(Saint Elizabeth Hospital Obligated Group):		
6%, 7/1/2014	2,500,000	2,584,350
6%, 7/1/2020	7,770,000	7,822,370

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
New Jersey (continued)			
New Jersey Higher Education Assistance Authority, Student Loan Revenue 6.125%, 6/1/2017 (Insured; MBIA)	510,000		536,204
New Jersey Highway Authority, Revenue (Garden State Parkway) 6%, 1/1/2019	6,645,000		7,995,929
New Jersey Housing and Mortgage Finance Agency, Revenue:			
Home Buyer			
5.75%, 4/1/2018 (Insured; MBIA)	1,650,000		1,740,090
Multi-Family Housing:			
5.70%, 5/1/2020 (Insured; FSA)	2,640,000		2,832,192
5.75%, 5/1/2025 (Insured; FSA)	895,000		950,508
5.65%, 5/1/2040 (Insured; AMBAC, Guaranteed; FHA)	5,250,000		5,727,015
New Jersey Transit Corp., Lease Purchase Agreement, COP:			
Federal Transit Administration Grants			
5.75%, 9/15/2014 (Insured; AMBAC)	5,000,000		5,878,800
(Raymond Plaza East Inc.)			
6.50%, 10/1/2016 (Insured; FSA)	3,945,000		4,547,875
New Jersey Transportation Trust Fund Authority (Transportation System):			
7%, 6/15/2012 (Insured; MBIA)	3,745,000		4,749,596
7%, 6/15/2012 (Insured; MBIA) (Prerefunded 6/15/2012)	2,255,000	a	2,864,662
7.818%, 6/15/2014	12,750,000	b,c	16,072,777
5%, 6/15/2016 (Insured; FSA)	10,610,000		11,925,428
5.75%, 6/15/2017	6,000,000		7,012,560
5.75%, 6/15/2018	6,000,000		7,010,640
10.523%, 12/15/2018	4,500,000	b,c	6,333,165
10.523%, 12/15/2019	4,000,000	b,c	5,629,480
5.75%, 6/15/2020	7,000,000		8,165,570
New Jersey Turnpike Authority, Turnpike Revenue:			
6.50%, 1/1/2016	60,000		73,247
6.50%, 1/1/2016 (Insured; FSA)	1,000,000		1,236,100
6.50%, 1/1/2016 (Insured; MBIA)	4,730,000		5,846,753
6.50%, 1/1/2016 (Insured; MBIA) (Prerefunded 1/1/2016)	17,935,000	a	22,186,850
6.50%, 1/1/2016 (Prerefunded 1/1/2016)	160,000	a	196,384
North Hudson Sewer Authority, Sewer Revenue 5.25%, 8/1/2019 (Insured; FGIC)	1,000,000		1,091,160
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) 6%, 7/1/2019 (Insured; MBIA)	2,000,000		2,403,780

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Ocean County Pollution Control Financing Authority, PCR (Ciba Geigy Corp. Project) 6%, 5/1/2020	10,000,000	10,235,800
Port Authority of New York and New Jersey:		
Port, Airport, and Marina Improvements Revenue:		
(Consolidated Bond 119th Series)		
5.50%, 9/15/2016 (Insured; FGIC)	4,650,000	5,054,132
(Consolidated Bond 121st Series)		
5.375%, 10/15/2035 (Insured; MBIA)	14,950,000	15,922,049
(Consolidated Bond 124th Series)		
5%, 8/1/2019	1,000,000	1,025,030
(Consolidated Bond 127th Series)		
5%, 12/15/2021 (Insured; AMBAC)	4,300,000	4,454,069
Special Obligation Revenue (JFK International Air Terminal) 6.25%, 12/1/2015 (Insured; MBIA)	5,000,000	5,822,700
Rahway, COP 5.625%, 2/15/2020 (Insured; MBIA)	600,000	675,246
Rahway Redevelopment Agency, Public Library Revenue 5%, 10/15/2022 (Insured; FGIC)	3,580,000	3,782,163
Union County Improvement Authority, Revenue (Correctional Facility Project) 5%, 6/15/2022	3,155,000	3,318,114
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin) 5.375%, 6/1/2020 (Insured; AMBAC)	4,990,000	5,176,526
University of Medicine and Dentistry 5.50%, 12/1/2027 (Insured; AMBAC)	15,425,000	16,790,421
West Deptford Township 5.50%, 9/1/2019 (Insured; FGIC)	1,800,000	2,020,284
West Orange Board of Education, COP 6%, 10/1/2024 (Insured; MBIA)	500,000	572,650
Western Monmouth Utilities Authority, Sewer Revenue 5.60%, 2/1/2014 (Insured; AMBAC)	2,190,000	2,330,401
U.S. Related—7.3%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 5.75%, 7/1/2012 (Prerefunded 7/1/2010)	3,000,000 [a]	3,525,540
Commonwealth of Puerto Rico 5.65%, 7/1/2015 (Insured; MBIA)	2,000,000	2,376,040
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2041	17,000,000	18,803,360

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Housing Bank and Finance Agency, SFMR (Affordable Housing Mortgage) 6.25%, 4/1/2029 (Guaranteed; FNMA, GNMA)	270,000	279,985
Puerto Rico Municipal Finance Agency 5.25%, 8/1/2014 (Insured; FSA)	7,935,000	8,964,170
Virgin Islands Public Finance Authority, Revenues, Gross Receipts Taxes Loan Note:		
6.375%, 10/1/2019	2,000,000	2,225,300
6.50%, 10/1/2024	3,000,000	3,322,650
Total Long-Term Municipal Investments (cost $459,230,391)		**499,980,243**

Short-Term Municipal Investments–5.9%		
Gloucester Industrial Pollution Control Financing Authority, PCR, VRDN (Exxon Mobil) 1.10%	7,000,000 ᵈ	7,000,000
New Jersey Economic Development Authority, VRDN:		
EDR:		
(400 International Drive Partners)		
1.20% (LOC; JPMorgan Chase Bank)	1,850,000 ᵈ	1,850,000
(Foreign Trade Zone Project)		
1.25% (LOC; JPMorgan Chase Bank)	1,300,000 ᵈ	1,300,000
(Stolthaven Project) 1.16% (LOC; Citibank N.A.)	3,000,000 ᵈ	3,000,000
Water Facilities Revenue (United Water of New Jersey)		
1.18% (Insured; AMBAC)	2,000,000 ᵈ	2,000,000
New Jersey Educational Facilities Authority, Revenue, VRDN (Princeton University) 1.20%	9,500,000 ᵈ	9,500,000
Port Authority of New York and New Jersey, Special Obligation Revenue, VRDN (Versatile Structure Obligation) 1.21% (SBPA; JPMorgan Chase Bank)	5,200,000 ᵈ	5,200,000
Rutgers University, VRDN 1.18% (SBPA; Landesbank Hessen-Thuringen)	2,100,000 ᵈ	2,100,000
Total Short-Term Municipal Investments (cost $31,950,000)		**31,950,000**

Total Investments (cost $491,180,391)	**98.8%**	**531,930,243**
Cash and Receivables (Net)	**1.2%**	**6,369,567**
Net Assets	**100.0%**	**538,299,810**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHA	Federal Housing Administration	**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**SBPA**	Standby Bond Purchase Agreement
GNMA	Government National Mortgage Association	**SFMR**	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	63.0
AA		Aa		AA	7.5
A		A		A	10.9
BBB		Baa		BBB	5.6
B		B		B	1.0
F1		MIG1/P1		SP1/A1	5.7
Not Rated [e]		Not Rated [e]		Not Rated [e]	6.3
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31,2003, these securities amounted to $33,950,722 or 6.3% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2003

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	491,180,391	531,930,243
Cash		72,270
Interest receivable		6,824,316
Receivable for shares of Common Stock subscribed		1,398
Prepaid expenses		27,740
		538,855,967
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		328,701
Payable for shares of Common Stock redeemed		140,642
Accrued expenses		86,814
		556,157
Net Assets ($)		**538,299,810**
Composition of Net Assets ($):		
Paid-in capital		501,801,597
Accumulated net realized gain (loss) on investments		(4,251,639)
Accumulated net unrealized appreciation (depreciation) on investments		40,749,852
Net Assets ($)		**538,299,810**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	536,073,031	1,038,370	1,188,409
Shares Outstanding	40,252,973	78,054	89,298
Net Asset Value Per Share ($)	**13.32**	**13.30**	**13.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Investment Income ($):	
Interest Income	**28,080,873**
Expenses:	
Management fee–Note 3(a)	3,275,425
Shareholder servicing costs–Note 3(c)	1,543,304
Professional fees	89,802
Directors' fees and expenses–Note 3(d)	89,702
Custodian fees	58,014
Registration fees	54,695
Service fees and prospectus–Note 3(b)	22,716
Prospectus and shareholders' reports	21,802
Distribution fees–Note 3(b)	6,860
Loan commitment fees–Note 2	5,835
Miscellaneous	33,664
Total Expenses	**5,201,819**
Less–reduction in management fee due to undertaking–Note 3(a)	(518,246)
Net Expenses	**4,683,573**
Investment Income–Net	**23,397,300**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(2,074,983)
Net unrealized appreciation (depreciation) on investments	4,754,181
Net Realized and Unrealized Gain (Loss) on Investments	**2,679,198**
Net Increase in Net Assets Resulting from Operations	**26,076,498**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2003[a]	2002
Operations ($):		
Investment income–net	23,397,300	26,476,504
Net realized gain (loss) on investments	(2,074,983)	3,581,447
Net unrealized appreciation (depreciation) on investments	4,754,181	17,131,448
Net Increase (Decrease) in Net Assets Resulting from Operations	**26,076,498**	**47,189,399**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(23,230,971)	(26,332,728)
Class B shares	(20,171)	–
Class C shares	(17,979)	–
Net realized gain on investments:		
Class A shares	–	(51,351)
Total Dividends	**(23,269,121)**	**(26,384,079)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	42,272,160	69,282,793
Class B shares	1,198,726	–
Class C shares	1,256,041	–
Dividends reinvested:		
Class A shares	16,743,558	19,060,688
Class B shares	9,344	–
Class C shares	10,163	–
Cost of shares redeemed:		
Class A shares	(84,566,437)	(95,446,664)
Class B shares	(174,185)	–
Class C shares	(70,750)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(23,321,380)**	**(7,103,183)**
Total Increase (Decrease) in Net Assets	**(20,514,003)**	**13,702,137**
Net Assets ($):		
Beginning of Period	558,813,813	545,111,676
End of Period	**538,299,810**	**558,813,813**

	Year Ended December 31,	
	2003[a]	2002
Capital Share Transactions:		
Class A		
Shares sold	3,200,370	5,324,020
Shares issued for dividends reinvested	1,266,277	1,461,316
Shares redeemed	(6,398,736)	(7,336,504)
Net Increase (Decrease) in Shares Outstanding	**(1,932,089)**	**(551,168)**
Class B		
Shares sold	90,669	–
Shares issued for dividends reinvested	708	–
Shares redeemed	(13,323)	–
Net Increase (Decrease) in Shares Outstanding	**78,054**	**–**
Class C		
Shares sold	93,995	–
Shares issued for dividends reinvested	774	–
Shares redeemed	(5,471)	–
Net Increase (Decrease) in Shares Outstanding	**89,298**	**–**

[a] *The fund changed to a three class fund on January 7, 2003. The existing shares were redesignated Class A shares and the fund commenced offering Class B and Class C shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2003[a]	2002	2001[b]	2000	1999
Per Share Data ($):					
Net asset value, beginning of period	13.25	12.76	12.86	12.15	13.37
Investment Operations:					
Investment income−net	.57[c]	.62[c]	.63[c]	.63	.64
Net realized and unrealized gain (loss) on investments	.06	.49	(.10)	.71	(1.18)
Total from Investment Operations	.63	1.11	.53	1.34	(.54)
Distributions:					
Dividends from investment income−net	(.56)	(.62)	(.63)	(.63)	(.64)
Dividends from net realized gain on investments	−	(.00)[d]	(.00)[d]	−	(.04)
Total Distributions	(.56)	(.62)	(.63)	(.63)	(.68)
Net asset value, end of period	13.32	13.25	12.76	12.86	12.15
Total Return (%)	4.90[e]	8.88	4.19	11.29	(4.24)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.86	.85	.86	.85	.89
Ratio of net investment income to average net assets	4.29	4.77	4.87	5.13	4.94
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.09	.09	.08	.10	.05
Portfolio Turnover Rate	24.45	33.10	28.39	27.91	37.02
Net Assets, end of period ($ x 1,000)	536,073	558,814	545,112	524,284	526,379

[a] The fund commenced offering three classes of shares on January 7, 2003. The existing shares were redesignated Class A shares.

[b] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended December 31, 2001 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.86% to 4.87%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] Based on average shares outstanding at each month end.

[d] Amount represents less than $.01 per share.

[e] Exclusive of sales charge.

See notes to financial statements.

2003[a]	Year Ended December 3	
	Class B	Class C
Per Share Data ($):		
Net asset value, beginning of period	13.13	13.13
Investment Operations:		
Investment income—net[b]	.48	.44
Net realized and unrealized gain (loss) on investments	.17	.19
Total from Investment Operations	.65	.63
Distributions:		
Dividends from investment income—net	(.48)	(.45)
Net asset value, end of period	13.30	13.31
Total Return (%)[c,d]	5.07	4.88
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[e]	1.35	1.59
Ratio of net investment income to average net assets[e]	3.63	3.34
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation[e]	.14	.13
Portfolio Turnover Rate	24.45	24.45
Net Assets, end of period ($ x 1,000)	1,038	1,188

[a] *From January 7, 2003 (commencement of initial offering) to December 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey personal income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A, which is a wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares.

On October 22, 2002, the Board of Director's approved, effective January 7, 2003, a change of the fund's name from "Dreyfus New Jersey Municipal Bond Fund, Inc." to "Dreyfus Premier New Jersey Municipal Bond Fund, Inc." Existing shares were redesignated as Class A shares and the fund began offering Class B and Class C shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (200 million shares authorized), Class B (150 million shares authorized) and Class C (150 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the fund's Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $17,941 during the period ended December 31, 2003 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2003, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $690,640, accumulated capital losses $4,940,723 and unrealized appreciation $40,848,532.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $92,395 of the carryover expires in fiscal 2007, $2,811,124 expires in fiscal 2008 and $2,037,204 expires in fiscal 2011. Based on certain provisions in the Internal Revenue Code, various limitations regarding the future utilization of these carryforwards, brought forward as a result of the fund's merger with Dreyfus Premier State Municipal Bond Fund, New Jersey Series may apply.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2003 and December 31, 2002 were as follows: tax exempt income $23,269,121 and $26,332,728 and ordinary income $0 and $51,351, respectively.

During the period ended December 31, 2003, as a result of permanent book to tax differences, the fund decreased accumulated undistributed investment income-net by $128,179, increased accumulated net realized gain (loss) on investments by $782,756 and decreased paid-in capital by $654,577. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2003, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from January 7, 2003, until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage commissions, interest expense, commitment fees, extraordinary expenses, shareholder services fees and Rule 12b-1 distribution plan fees, but including the management fee, exceed .60 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $518,246 during the period ended December 31, 2003.

During the period ended December 31, 2003, the Distributor retained $30,400 from commissions earned on sales of the fund's Class A shares and $3,188 and $450 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) From January 1, 2003 through January 6, 2003, under the Service Plan adopted pursuant to Rule 12b-1 under the Act, the fund paid the Distributor for distributing the fund's shares, servicing shareholder accounts and for advertising and marketing relating to the fund. The Service Plan provided for payments to be made at an annual aggregate rate of .25 of 1% of the value of the fund's average daily net assets. The Distributor determined the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Service Plan and the basis on which such payments were made. The fees payable under the Service Plan were payable without regard to actual expenses incurred. The Service Plan also separately provided for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Service Plan, not to exceed the greater of $100,000 or .005 of 1% of the value of the fund's average daily net assets for any full fiscal year. From January 1, 2003 through January 6, 2003, the fund was charged $22,716 pursuant to the Service Plan.

Effective January 7, 2003, under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended December 31, 2003, Class B and Class C shares were charged $2,800 and $4,060, respectively, pursuant to the Plan.

(c) Effective January 7, 2003, under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2003, Class A, Class B and Class C shares were charged $1,339,333, $1,400 and $1,353, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2003, the fund was charged $129,913 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A 1% redemption fee was charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege until January 6, 2003. During the period January 1, 2003 through January 6, 2003, redemption fees charged and retained by the fund amounted to $150.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2003, amounted to $128,300,142 and $176,885,334, respectively.

At December 31, 2003, the cost of investments for federal income tax purposes was $491,081,711; accordingly, accumulated net unrealized appreciation on investments was $40,848,532, consisting of $41,754,021 gross unrealized appreciation and $905,489 gross unrealized depreciation.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier New Jersey Municipal Bond Fund, Inc., including the statement of investments, as of December 31, 2003, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier New Jersey Municipal Bond Fund, Inc. at December 31, 2003, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 12, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended December 31, 2003 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends and capital gains distributions paid for the 2003 calendar year on Form 1099-DIV which will be mailed by January 31, 2004.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

Gordon J. Davis (62)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner of the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

————————

David P. Feldman (64)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

————————

Lynn Martin (64)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women

Other Board Memberships and Affiliations:
• SBC Communications, Inc., Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Member of the Council of Foreign Relations

No. of Portfolios for which Board Member Serves: 10

Daniel Rose (74)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

————————

Philip L. Toia (70)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 10

————————

Sander Vanocur (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President of Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

————————

Anne Wexler (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler Group, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Eugene McCarthy, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 95 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 93 investment companies (comprised of 194 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 29 investment companies (comprised of 58 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 96 investment companies (comprised of 201 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

NOTES

For More Information

Dreyfus Premier
New Jersey
Municipal Bond Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

750AR1203